FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2023

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge, CB2 0AA England

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

Notice of AGM Notice of Annual General Meeting 2023 and Shareholders’ Circular 25_Notice_of_AGM_v34.indd 1 08/03/2023 15:25

This document is important and requires your immediate attention If you are in any doubt about its contents or what action you should take, you should consult your Independent Financial Adviser. If you have sold or transferred all of your AstraZeneca ordinary shares, you should send this document and the related documents to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or WUDQVIHUZDVHƨHFWHGIRUWUDQVPLVVLRQWRWKHSXUFKDVHURUWUDQVIHUHH 1 Notice of Annual General Meeting 2023 and Shareholders’ Circular 25_Notice_of_AGM_v34.indd 1 08/03/2023 15:25

Dear Shareholder This letter is sent on behalf of the Board of Directors (the Board) of AstraZeneca PLC (the Company) and is to be read in conjunction with various documents concerning your shareholding in the Company. These documents are: 1. A Shareholders’ Circular incorporating the formal Notice of the Annual General Meeting of the Company to be held on Thursday 27 April 2023 (AGM); and 2. A Proxy Form and Attendance Card for the AGM, or, for shareholders who hold their shares in the AstraZeneca Nominee Service, a Voting Form and Attendance Card. Shareholders who have registered to receive shareholder communications electronically should instead refer to their Voting Instruction Card or the email they received notifying them of the publication of the Shareholders’ Circular, both of which, alongside the Notes on pages 11 and 12 of this document, contain instructions to register instructions electronically. The meeting place for the AGM will be the Leonardo Royal Hotel London Tower Bridge, 45 Prescot Street, London, E1 8GP and the AGM will commence at 2.30pm (BST). Shareholders who do not attend the AGM are strongly encouraged to vote in advance of the meeting by appointing the Chair of the AGM as their proxy. This means that the Chair of the AGM will be able to vote on their behalf, and in accordance with their instructions, at the AGM. Further details can be found on pages 11 and 12 of this document. Registration of shareholder questions We encourage shareholders to register any questions they may have for the Board in advance of the AGM. You would still be welcome to ask a question at the AGM as usual if you attend in person, whether or not you have registered your question in advance. However, by registering your question in advance, you will help the Board to provide you with a comprehensive answer. You may also choose to receive a written response to your question or have it put to the Board during the meeting, if you are unable or do not wish to attend the AGM in person. Please register questions at www.astrazeneca.com/agm by close of business on Monday 24 April 2023. Webcast of AGM Shareholders who are unable or do not wish to attend the AGM in person would be welcome to watch the webcast of the meeting that will be accessible via the Company’s website, www.astrazeneca.com/agm. The business to be conducted at the AGM is summarised below. Items 1–2: Accounts and Dividend The purpose of these resolutions, which are proposed as ordinary resolutions, is: > To receive the Company’s Accounts, the Reports of the Directors and Auditor and the Strategic Report for the year ended 31 December 2022. These can be found in the Annual Report and Form 20-F Information 2022 (Annual Report), which is available on our website, www.astrazeneca.com, or by request from the Company. > To confirm the first interim dividend of US$0.93 (76.4 pence, SEK 9.49) per ordinary share and to confirm, as the final dividend for 2022, the second interim dividend of US$1.97 (162.8 pence, SEK 20.69) per ordinary share. Items 3–4: Reappointment of Auditor and Authority to agree the remuneration of the Auditor The purpose of these resolutions, which are proposed as ordinary resolutions, is: > To reappoint PricewaterhouseCoopers LLP as Auditor of the Company until the conclusion of the next general meeting of the Company at which accounts are laid. > To authorise the Directors to agree the remuneration of the Auditor. Item 5: Election and re-election of Directors At the AGM, as usual and in accordance with the Company’s Articles of Association, all of the Directors are retiring. The biographical details of each Director presenting himself or herself for election or re-election by ordinary resolution are set out in the Notice of AGM and Shareholders’ Circular. Since the last Annual General Meeting, it has been announced that I will be retiring from the Board at the conclusion of this year’s AGM, and that Michel Demaré has been appointed as the Chair-designate of the Board. Mr Demaré’s appointment will take effect immediately on my retirement. I will have served as a Director for eleven years. Although non-executive directors would typically step down after nine years’ tenure, in line with UK corporate governance best practice, the Board believed it was in the best interests of shareholders for me to seek re-election at the 2022 AGM and continue to serve as Chair for one further year, to facilitate succession planning and the transition to a new Chair. Following Mr Demaré’s appointment as Chair-designate, he stepped down as Chair of the Remuneration Committee and Sheri McCoy was appointed as Chair of the Committee with effect from 1 December 2022. Mr Demaré remains a member of the Committee. Ms McCoy was also appointed as a member of the Nomination and Governance Committee with effect from 1 December 2022. The Board has considered the independence of the Non-Executive Directors who served during 2022 and all those standing for election or re-election at the AGM under the 2018 UK Corporate Governance Code (the Code). As Chair, I met the independence criteria prescribed in the Code upon my appointment. The Board concluded that, with the exception of Marcus Wallenberg, all the Non-Executive Directors presenting themselves for election or re-election are independent in character and judgement and there are no relationships or circumstances likely to affect their character or judgement. During the Board’s annual evaluation of its performance and that of its Committees and individual Directors in 2022, the Board concluded that each Director continues to make effective and valuable contributions to the Board and to demonstrate commitment to the role. More information about these matters and how the Board operates can be found in the Corporate Governance Report in the Annual Report, which is available on our website, www.astrazeneca.com, or by request from the Company. AstraZeneca PLC Registered No. 2723534 1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge, CB2 0AA 2 Letter from the Chair 25_Notice_of_AGM_v34.indd 2 08/03/2023 15:25

Item 6: Directors’ Remuneration Report The purpose of Resolution 6, which is proposed as an ordinary resolution, is to receive and approve the annual statement of the Chair of the Remuneration Committee (the Statement) and the Annual Report on Remuneration for the year ended 31 December 2022 (the 2022 Remuneration Report). The Statement and the 2022 Remuneration Report can be found on pages 104 to 128 of the Annual Report, which is available on our website, www.astrazeneca.com, or by request from the Company. The Board considers that appropriate executive remuneration plays a vital part in helping to achieve the Company’s overall objectives and, accordingly, and in compliance with the legislation, shareholders will be invited to approve the Statement and the 2022 Remuneration Report. The 2022 Remuneration Report gives details of the remuneration paid to the Directors during the year ended 31 December 2022. The vote on the Statement and the 2022 Remuneration Report is advisory in nature in that payments made or promised to Directors will not have to be repaid, reduced or withheld in the event that Resolution 6 is not passed. Both the Remuneration Committee and the Board are satisfied that our remuneration practices are aligned to the delivery of the Company’s strategy and promote long-term sustainable value creation for shareholders. Item 7: Political donations The purpose of Resolution 7, which is proposed as an ordinary resolution, is to authorise the Company and/or its subsidiaries to make limited political donations or incur limited political expenditure, within the meaning of such expressions as contained in the Companies Act 2006 (the Act). The purpose of this resolution is not to alter the Company’s policy of not making such political donations or incurring such political expenditure. However, given the breadth of the relevant sections in the Act, it may be that some of the Company’s activities could fall within the potentially wide definitions of political donations and political expenditure under the Act and, without the necessary authorisation, the Company’s ability to communicate its views effectively to, for example, interest groups or lobbying organisations could be inhibited. Accordingly, the Company believes that the authority contained in this resolution is necessary to allow it and its subsidiaries to fund activities in relation to which it is in the interests of shareholders that the Company should support. Such authority will enable the Company and its subsidiaries to be sure that they do not, because of any uncertainty as to the bodies or the activities covered by the Act, unintentionally commit a technical breach of the relevant sections of the Act. Any donations or expenditure, which may be made or incurred under the authority of Resolution 7, will be disclosed in next year’s Annual Report. Item 8: Allotment of new shares The purpose of Resolution 8, which is proposed as an ordinary resolution, is to enable the Directors to exercise their power under the Company’s Articles of Association to allot new shares in the capital of the Company. The Directors may only allot shares or grant rights to subscribe for shares, or convert any security into shares, if authorised to do so by shareholders. As specified in the resolution, the Directors’ authority will only be valid until the conclusion of the Annual General Meeting in 2024 or the close of business on 27 July 2024, whichever is earlier. Other than the allotment of shares for the purposes of fulfilling the Company’s obligations under certain of its share plans, the Directors have no present intention to exercise this authority. However, it is considered prudent to acquire the flexibility that this authority provides. The Directors intend to seek renewal of this authority annually. Paragraph (a)(i)(A) of Resolution 8 will, if passed, authorise the Directors to allot shares or grant rights to subscribe for, o1 convert any security into, such shares in the Company up to a maximum nominal amount of US$129,140,524. This amount represents 33.33% of the total ordinary share capital of the Company in issue at 6 March 2023 (being the last practicable date prior to publication of this Notice of AGM). Paragraph (a)(i)(B) of Resolution 8 authorises the Directors to allot, including the shares referred to in paragraph (a)(i)(A), further of the Company’s unissued shares up to an aggregate nominal amount of US$258,281,048 in connection with a pre-emptive offer to existing shareholders by way of a rights issue (with exclusions to deal with fractional entitlements to shares and overseas shareholders to whom the rights issue cannot be made due to legal and practical problems). This amount represents 66.66% of the total ordinary share capital of the Company in issue at 6 March 2023. At 6 March 2023, no shares in the Company were held as treasury shares. For information, during 2022, the Directors used equivalent authorities, given to them by shareholders at previous Annual General Meetings, for the purposes of fulfilling the Company’s obligations under its various share plans. The number of new shares allotted during 2022 and the percentage of the Company’s share capital they represented at 31 December 2022 are shown in the following table. Share allotments during 2022 Ordinary shares allotted during 2022 % of issued share capital at 31 Dec 2022 AstraZeneca Savings Related Share Option Plan1 310,637 0.02% AstraZeneca All-Employee Share Plan2 88,728 0.01% Total number of shares allotted in 2022 399,365 0.03% 1 HM Revenue & Customs-approved UK Save As You Earn Scheme. 2 HM Revenue & Customs-approved UK Share Incentive Plan. Items 9–10: Pre-emption rights The purpose of Resolutions 9 and 10, which are proposed as special resolutions, is to grant authority to the Directors (subject to the passing of Resolution 8) to allot shares of the Company and to sell treasury shares for cash as if the pre-emption provisions of section 561 of the Act do not apply. Under section 561(1) of the Act, if the Directors wish to allot shares, or grant rights to subscribe for, or convert securities into shares, or sell treasury shares for cash (other than pursuant to an employee share scheme), they must first be offered to existing shareholders pro rata to their holdings. This provision is designed to prevent the holdings of existing shareholders being diluted against their wishes by the allotment of new shares. There may be occasions however, when the Directors need the flexibility to finance business opportunities by the issue of shares without a pre-emptive offer to existing shareholders. This cannot be done under the Act unless shareholders have first waived their pre-emption rights. Resolutions 9 and 10 ask shareholders to grant this limited waiver. Apart from rights issues or any other pre-emptive offer concerning equity securities, the authority contained in Resolution 9 contains a three-part waiver. The first part (at paragraph (b)(i) of Resolution 9) is limited to the allotment of shares for cash on a pre-emptive basis to allow the Directors to make appropriate exclusions and other arrangements where application of section 561(1) of the Act could for example either result in fractional entitlements to shares arising or require the issue of shares where this would be impractical because of legal or regulatory requirements in any given overseas jurisdiction. The second part (at paragraph (b) (ii) of Resolution 9) is limited to the allotment of shares for cash up to an aggregate nominal value of US$38,746,031 (which includes the sale on a non pre-emptive basis of any shares held in treasury), which represents no more than 10% of the total ordinary share capital of the Company in issue at 6 March 2023 (being the last practicable date prior to publication of this Notice of AGM). The third 3 Notice of Annual General Meeting 2023 and Shareholders’ Circular Letter from the Chair continued 25_Notice_of_AGM_v34.indd 3 08/03/2023 15:25 part (at paragraph (b)(iii) of Resolution 9) applies to the allotment of shares for cash for the purposes of a follow-on offer when an allotment of shares has been made under the second waiver contained at paragraph (b)(ii) of Resolution 9. It is limited to the allotment of shares having an aggregate nominal value of up to 20% of the nominal value of any shares allotted under the second waiver. The follow-on offer must be determined by the Directors to be of a kind contemplated by the Pre-Emption Group’s 2022 Statement of Principles on Disapplying Pre-emption Rights. The Directors confirm that they will follow the shareholder protections in Part 2B and the expected features of a follow-on offer in paragraph 3 of Part 2B of the Pre-Emption Group’s 2022 Statement of Principles on Disapplying Pre-emption Rights. The waiver granted by Resolution 10 is in addition to the waiver granted by Resolution 9 and itself has two parts. The first part (at paragraph (b)(i) of Resolution 10) asks shareholders to grant authority to the Directors to allot shares for cash up to an aggregate nominal value of US$38,746,031 (which includes the sale on a non pre-emptive basis of any shares held in treasury), which represents an additional 10% (approximately) of the total ordinary share capital of the Company in issue at 6 March 2023 (being the last practicable date prior to publication of this Notice of AGM). The first part of the waiver under Resolution 10 may be used only for an allotment of shares for cash for the purposes of financing (or refinancing, if the waiver is used within twelve months of the original transaction) a transaction that the Directors determine to be an acquisition or capital investment of a kind contemplated by the Pre-Emption Group’s 2022 Statement of Principles on Disapplying Pre-Emption Rights. The second part of the waiver (at paragraph (b)(ii) of Resolution 10) applies to the allotment of shares for cash for the purposes of a follow-on offer when an allotment of shares has been made under the first part of the waiver. It is limited to the allotment of shares having an aggregate nominal value of up to 20% of the nominal value of any shares allotted under the first waiver contained at paragraph (b)(i) of Resolution 10. The follow-on offer must be determined by the directors to be of a kind contemplated by the Pre-Emption Group’s 2022 Statement of Principles on Disapplying Pre-emption Rights. The Directors confirm that they will follow the shareholder protections in Part 2B and the expected features of a follow-on offer in paragraph 3 of Part 2B of the Pre-Emption Group’s 2022 Statement of Principles on Disapplying Pre-emption Rights. These authorities under Resolutions 9 and 10 will expire at the conclusion of the Annual General Meeting in 2024 or the close of business on 27 July 2024, whichever is earlier. The Directors have no present intention of exercising these authorities but are requesting the authorities in order to give them the flexibility to use shares, if so required, in connection with the proper development of the business. Item 11: Purchase of own shares by the Company The purpose of Resolution 11, which is proposed as a special resolution, is to renew the authority granted at last year’s Annual General Meeting which expires on the date of the forthcoming AGM. The resolution authorises the Company to make market purchases of its own shares as permitted by the Act. The authority limits the total number of shares that could be purchased to a maximum of 154,984,127 (representing less than 10% of the issued share capital of the Company at 6 March 2023) and sets minimum and maximum prices. No shares were repurchased during 2022 and the Board has no intention of repurchasing shares in 2023. The authority sought under Resolution 11 will be exercised only if the Directors believe that to do so would result in an increase in earnings per share and would be likely to promote the success of the Company for the benefit of shareholders generally. The Directors’ current intention is that, in such circumstances, any shares so repurchased would be cancelled. The authority being sought under Resolution 11 would permit any shares so purchased either to be cancelled or held as treasury shares. In order to maximise its opportunities for access to the market, the Company may also consider using the same authority from shareholders to give irrevocable instructions to banks to enable any share repurchases to continue during the closed periods ahead of the quarterly publication of its results. If this were done, appropriate and timely announcements to the stock exchanges would be made. At 6 March 2023, the total number of shares under option that were outstanding under all of the Company’s share option plans was 1,111,338 representing 0.07% of the Company’s issued share capital at that date. This number of outstanding shares under option could potentially represent 0.09% of the issued capital of the Company, if the Company were to purchase its own shares to the fullest possible extent of its authority from shareholders (both existing and being sought). This authority will only be valid until the conclusion of the Annual General Meeting in 2024 or the close of business on 27 July 2024, whichever is earlier. Item 12: Notice period for general meetings The purpose of Resolution 12, which is proposed as a special resolution, is to reduce the notice period required for a general meeting of the Company (other than an Annual General Meeting) to 14 clear days. Changes made to the Act by the Companies (Shareholders’ Rights) Regulations 2009 (the Shareholders’ Rights Regulations) increase the notice period required for general meetings of the Company to 21 days unless shareholders approve a shorter notice period, which cannot however be less than 14 clear days. Annual General Meetings will continue to be held on at least 21 clear days’ notice. Before the coming into force of the Shareholders’ Rights Regulations on 3 August 2009, the Company was able to call general meetings (other than an Annual General Meeting or a general meeting for the passing of a special resolution or a resolution appointing a person as a Director) on 14 clear days’ notice without obtaining such shareholder approval. In order to preserve this ability to call such general meetings on 14 clear days’ notice (and to extend this ability to general meetings for the passing of a special resolution or a resolution appointing a Director), Resolution 12 seeks such approval. The flexibility offered by Resolution 12 will be used where, taking into account the circumstances, the Directors consider that it is merited by the business to be considered at the meeting and it is thought to be in the interests of shareholders as a whole. The Company undertakes to meet the requirements for electronic voting under the Shareholders’ Rights Regulations before calling a general meeting on 14 clear days’ notice. The approval will be effective until the Company’s next Annual General Meeting, when it is intended that a similar resolution will be proposed. Item 13: New Articles of Association The purpose of Resolution 13, which is proposed as a special resolution, is to adopt new Articles of Association of the Company (the New Articles) in place of the existing Articles of Association of the Company (the Current Articles). The changes introduced by the New Articles that are likely to be of most interest to shareholders are summarised below. Other changes, which are of a minor, technical or clarifying nature, have not been noted. Copies of the Current Articles and the New Articles that reflect all of the proposed changes are available for inspection, as noted on page 13. General meeting arrangements To facilitate the administration of the Company’s general meetings, the New Articles widen the power of the Board to change the place and/or time of a general meeting and set out the means by which the Company may advertise those changes. The New Articles widen the AstraZeneca PLC Registered No. 2723534 1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge, CB2 0AA 4 25_Notice_of_AGM_v34.indd 4 08/03/2023 15:25 powers of the Board to make any arrangement or restriction considered appropriate to ensure the security or health and safety of a general meeting with respect to both the physical place at which it is held, and the electronic facilities used in connection with holding a general meeting. Number of directors Although the Board believes its current size (12 Directors, assuming all Directors proposed for re-election at the AGM are re-elected by shareholders) is broadly appropriate, to ensure sufficient flexibility for transition periods as Directors retire and new Directors are appointed to the Board, the New Articles increase the maximum permitted number of Board members from 14 to 16. This is particularly relevant as the Company approaches a point when four Non-Executive Directors will reach nine years’ tenure at the same time. Director fees To ensure sufficient headroom in the aggregate cap on Non-Executive Directors’ fees, the New Articles increase the cap from £2.25m to £3m. The current fee cap has been in place since 2010. Notices The New Articles simplify the means of providing notices to shareholders and limit postal delivery of notices to addresses in the UK. The New Articles remove the requirement to publish notices in Swedish newspapers, in line with Swedish law, although the Company intends to continue publishing notices in Swedish newspapers where it is reasonable to do so. The requirement to publish notices in newspapers in the UK and Sweden in the event of postal services disruption or technical failure has been replaced with a requirement to publish notices on the Company’s website and via a Regulatory Information Service. Sale of untraceable shareholders’ shares The New Articles amend the provisions of the Current Articles relating to shareholders who are considered untraced after a period of 12 years to remove the reference to engaging an asset reunification company or other tracing agent and to give the Company flexibility to make reasonable enquiries to establish the address of a shareholder. The Company may also sell any additional shares that have been issued to such a shareholder. The Directors consider all of the proposed resolutions to be in the best interests of the Company and shareholders as a whole. Accordingly, the Directors unanimously recommend that you vote in favour of all the resolutions. All resolutions will be put to a poll vote. This means that the votes of all shareholders, including the majority of our shareholders who do not attend the meeting but who submit a Proxy Form, are counted. If you received a Proxy Form or Voting Form, you are requested to complete and return your form as soon as possible. If you have registered to appoint a proxy electronically, and have thus not received a Proxy Form, you should follow the instructions on the Voting Instruction Card or in the email you received notifying you of the availability of the Shareholders’ Circular. Any registered holder may, if they so wish, register the appointment of a proxy electronically either via the internet or, if holding shares through CREST, using the CREST electronic proxy appointment service. Please refer to the General Notes in the Notice of AGM from page 11 for details. The appointment of a proxy will not prevent you from also attending the AGM and, if you are a registered holder, voting in person. All shareholders or proxies attending the AGM are asked to bring the Attendance Card with them. If you wish to appoint a corporate representative to attend the AGM, please refer to the General Notes in the Notice of AGM from page 11 for details. Yours faithfully, Leif Johansson Chair of the Board 7 March 2023 5 Notice of Annual General Meeting 2023 and Shareholders’ Circular Letter from the Chair continued 25_Notice_of_AGM_v34.indd 5 08/03/2023 15:25

Notice is hereby given that the Annual General Meeting (AGM) of AstraZeneca PLC (the Company) will be held on Thursday 27 April 2023 at 2.30pm (BST) at the Leonardo Royal Hotel London Tower Bridge, 45 Prescot Street, London, E1 8GP. You will be asked to consider and pass the following resolutions. Resolutions 9 to 13 inclusive will be proposed as special resolutions. All other resolutions will be proposed as ordinary resolutions. Ordinary resolutions 1. To receive the Company’s Accounts, the Reports of the Directors and Auditor and the Strategic Report for the year ended 31 December 2022. 2. To confirm the first interim dividend of US$0.93 (76.4 pence, SEK 9.49) per ordinary share and to confirm, as the final dividend for 2022, the second interim dividend of US$1.97 (162.8 pence, SEK 20.69) per ordinary share. 3. To reappoint PricewaterhouseCoopers LLP as Auditor of the Company until the end of the next meeting at which accounts are laid before the Company. 4. To authorise the Directors to agree the remuneration of the Auditor. 5. To elect or re-elect the following Directors of the Company with effect from the end of the AGM as separate resolutions: A separate vote will be taken in respect of the election or re-election of each Director. In accordance with Article 66 of the Company’s Articles of Association, all of the Directors will retire at the AGM and may present themselves for re-election. (a) Michel Demaré (66) Non-Executive Chair-designate of the Board (September 2019*) Committee membership: Member of the Nomination and Governance Committee, the Audit Committee and the Remuneration Committee. Skills and experience: Michel was previously Vice-Chairman of UBS Group AG (2010-2019), Chairman of Syngenta and Syngenta Foundation for Sustainable Agriculture (2013-2017) and Chairman of SwissHoldings (2013-2015). Between 2005 and 2013, Michel was CFO of ABB Ltd and interim CEO during 2008. He joined ABB from Baxter International Inc., where he was CFO Europe from 2002-2005. Prior to that, he spent 18 years at The Dow Chemical Company, serving as CFO of Dow’s Global Polyolefins and Elastomers division between 1997-2002. In July 2022, AstraZeneca announced that Michel will succeed Leif Johansson as Non-Executive Chair of the Board at the conclusion of the Company’s AGM in April 2023. Other appointments: Michel is a Non-Executive Director of Vodafone Group plc and Louis Dreyfus Int’l Holding BV, Chairman of IMD Business School and Chairman of Nomoko AG. (b) Pascal Soriot (63) Executive Director and CEO (October 2012*) Skills and experience: Pascal has a passion for science and medicine, and significant experience in established and emerging markets, together with a strength of strategic thinking and execution, a successful track record of managing change and executing strategy, and the ability to lead a diverse organisation. He served as COO of Roche’s pharmaceuticals division from 2010-2012 and previously as CEO of Genentech in San Francisco, where he led its successful merger with Roche. Pascal joined the pharmaceutical industry in 1986 and has worked in senior roles in major companies around the world. He is a Doctor of Veterinary Medicine (École Nationale Vétérinaire d’Alfort, Maisons-Alfort) and holds an MBA from HEC Paris. Pascal received a British knighthood for services to UK life sciences and leadership in the global response to the COVID-19 pandemic in the Queen’s Birthday Honours 2022. (c) Aradhana Sarin (48) Executive Director and CFO (August 2021*) Skills and experience: Prior to her current role, Aradhana was CFO for Alexion, joining in 2017 and being responsible for driving strategic growth, financial performance and business development. She brings operational experience in biopharma plus more than 20 years of professional experience at global financial institutions and extensive knowledge of global healthcare systems. Before joining Alexion, Aradhana was Managing Director of Healthcare Corporate and Investment Banking at Citi Global Banking. Previously, she served as Managing Director of Healthcare Investment Banking at UBS, and worked at JP Morgan in the M&A Advisory and Healthcare groups. Aradhana trained as a medical doctor in India and spent two years practising in both India and Africa. She completed her medical training at the University of Delhi and received her MBA from Stanford Business School. Other appointments: Aradhana is on the Board of Governors of the American Red Cross. (d) Philip Broadley (62) Senior independent Non-Executive Director (April 2017*) Committee membership: Chair of the Audit Committee and member of the Remuneration Committee and of the Nomination and Governance Committee. Skills and experience: Philip was previously Group Finance Director of Prudential plc for eight years and Old Mutual plc for six years. He chaired the Group Audit Committee of Legal & General for six years. He has served as Chairman of the 100 Group of Finance Directors. He is a Fellow of the Institute of Chartered Accountants in England and Wales. Philip graduated in Philosophy, Politics and Economics from St Edmund Hall, Oxford, where he is now a St Edmund Fellow, and holds an MSc in Behavioural Science from the London School of Economics. Other appointments: Philip is Senior Independent Director of Legal & General Group plc. He is Treasurer of the London Library and Chairman of the Board of Governors of Eastbourne College. 'DWHRIƮUVWDSSRLQWPHQWRUHOHFWLRQWRWKH%RDUG AstraZeneca PLC Registered No. 2723534 1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge, CB2 0AA 6 Notice of Annual General Meeting 2023 and Shareholders’ Circular 25_Notice_of_AGM_v34.indd 6 08/03/2023 15:25

(e) Euan Ashley (51) Non-Executive Director (October 2020*) Committee membership: Member of the Science Committee. Skills and experience: Euan studied physiology and medicine at Glasgow University, trained as a junior doctor at Oxford University Hospitals NHS Trust, and gained a DPhil in cardiovascular cellular biology and molecular genetics at the University of Oxford. In 2002, Euan moved to Stanford University, California where his research focuses on genetic mechanisms of cardiovascular health and disease. His laboratory leverages AI and digital health tools, alongside biotechnology and technology partners in Silicon Valley, to advance translational and clinical research. Euan’s awards include recognition from the Obama White House for contributions to personalised medicine and the American Heart Association’s Medal of Honor for precision medicine. Other appointments: Euan is Associate Dean and Professor of Biomedical Data Science and Professor of Cardiovascular Medicine and Genetics at Stanford University. (f) Deborah DiSanzo (63) Non-Executive Director (December 2017*) Committee membership: Member of the Audit Committee. Skills and experience: Deborah has more than 30 years’ experience at the intersection of healthcare and technology. She is currently President of Best Buy Health for Best Buy Co. Inc. Best Buy Health provides digital health solutions in active aging, virtual care and consumer health. Deborah holds an appointment at the Harvard TH Chan School of Public Health teaching Artificial Intelligence in Health. Until December 2018, she served as General Manager of IBM Watson Health. Prior to IBM, until 2014, Deborah held multiple senior executive positions at Philips Healthcare where she also served as Chief Executive Officer. Deborah has been honoured by multiple organisations as a top health influencer. She holds an MBA from Babson College and is a Harvard University Advanced Leadership Initiative 2019 Fellow. Other appointments: Deborah is President of Best Buy Health for Best Buy Co. Inc. J'LDQD/D\ƩHOG Non-Executive Director (November 2020*) Committee membership: Member of the Science Committee. Skills and experience: Diana has broad global business experience which began in the pharmaceutical and biotech sector. She has held senior leadership roles at Standard Chartered Bank, as the CEO of a start-up technology company, and in Healthcare and Life Sciences at McKinsey & Co. Until December 2020, Diana was a Non-Executive Director of Aggreko plc. She has a BA from Oxford University and an MA in Public Administration and International Economics from Harvard University. Other appointments: Diana is General Manager, International Search at Google, leading the development of Google Search internationally, including product and engineering. She was also President, EMEA Partnerships and Vice-President, ‘Next Billion Users’. She is the Chair of British International Investment plc (BII), the UK’s Development Finance Institution, and a Council Member of the London School of Hygiene & Tropical Medicine. (h) Sheri McCoy (64) Non-Executive Director (October 2017*) Committee membership: Chair of the Remuneration Committee, member of the Audit Committee, the Nomination and Governance Committee and the Sustainability Committee. Skills and experience: Until February 2018, Sheri was CEO and a Director of Avon Products, Inc. Prior to joining them in 2012, she had a 30-year career at Johnson & Johnson, latterly serving as Vice-Chairman of the Executive Committee, responsible for the Pharmaceuticals and Consumer business segments. Sheri joined Johnson & Johnson as an R&D scientist and subsequently managed businesses in every major product sector, holding positions including Worldwide Chairman, Surgical Care Group and Division President, Consumer. She holds a BSc in Textile Chemistry from the University of Massachusetts, an MSc in Chemical Engineering from Princeton University and an MBA from Rutgers University. Other appointments: Sheri serves on the boards of Stryker, Kimberly-Clark Novocure and Laronde. She is also an industrial adviser for EQT, and in connection serves on the boards of Galderma and Parexel. (i) Tony Mok (62) Non-Executive Director (January 2019*) Committee membership: Member of the Science Committee. Skills and experience: Tony is the Li Shu Fan Medical Foundation endowed Professor and Chairman of the Department of Clinical Oncology at the Chinese University of Hong Kong. His work includes multiple aspects of lung cancer research, including biomarker and molecular targeted therapy in lung cancer. Tony is a former President of the International Association for the Study of Lung Cancer and a past Board member of the American Society of Clinical Oncology. His work has achieved numerous awards including the ESMO Lifetime Achievement Award in 2018 and Giant of Cancer Care in 2020. Other appointments: Tony is a Non-Executive Director of Hutchison China MediTech Limited (Chair of the Nomination Committee) and a member of the Scientific Advisory Board of Prenetics Global Limited. 7 Notice of Annual General Meeting 2023 and Shareholders’ Circular Notice of Annual General Meeting 2023 and Shareholders’ Circular continued 25_Notice_of_AGM_v34.indd 7 08/03/2023 15:25

(j) Nazneen Rahman (56) Non-Executive Director (June 2017*) Committee membership: Chair of the Science Committee, Chair of the Sustainability Committee and member of the Nomination and Governance Committee. Skills and experience: Nazneen has significant scientific, medical and data analysis experience in rare disease, cancer genomics and sustainable healthcare. She qualified in medicine from Oxford University, is an accredited specialist in medical genetics and has a PhD in molecular genetics. Nazneen was Professor of Genetics at the Institute of Cancer Research, Head of Cancer Genetics at the Royal Marsden NHS Foundation Trust, and founder and Director of the TGLclinical Genetic Testing Laboratory until 2018. In 2020, Nazneen founded YewMaker to build science-based sustainable healthcare solutions. Nazneen has a strong commitment to open science and has garnered numerous awards, including a CBE in recognition of her contribution to medical sciences. Other appointments: Nazneen is CEO of YewMaker and Director of the Sustainable Medicines Partnership. (k) Andreas Rummelt (66) Non-Executive Director (August 2021*) Committee membership: Member of the Sustainability Committee. Skills and experience: Andreas joined the Board following the acquisition of Alexion, where he had been a Director since 2010. Previously he was Group Head of Technical Operations and Quality at Novartis, and from 2006 until 2010 served on the Executive Committee. He was Global CEO of the Generics Division of Sandoz from 2004 to 2008, having originally joined in 1985. Andreas earned his PhD in pharmaceutical sciences from the University of Erlangen-Nuremberg and received his executive training in general management and leadership from IMD in Lausanne; INSEAD in Fontainebleau; and Harvard Business School. Other appointments: Andreas is Chairman and Managing Partner of InterPharmaLink AG and a Director of various privately-held biotech and pharmaceutical companies. He is a member of the Scientific Advisory Committee of the Global Antibiotic Research and Development Partnership. (l) Marcus Wallenberg (66) Non-Executive Director (April 1999*) Committee membership: Member of the Science Committee and the Sustainability Committee. Skills and experience: Marcus has international business experience across various industry sectors, including the pharmaceutical industry from his directorship with Astra prior to 1999. Other appointments: Marcus is Chair of Skandinaviska Enskilda Banken AB, Saab AB and FAM AB. He is Vice-Chair of Investor AB and Vice-Chair of EQT AB. Marcus is also Chair of the Royal Swedish Academy of Engineering Sciences and a Board member of the Knut and Alice Wallenberg Foundation. 6. To approve the annual statement of the Chair of the Remuneration Committee and the Annual Report on Remuneration for the year ended 31 December 2022, as set out on pages 104 to 128 of the Annual Report, in accordance with section 439 of the Companies Act 2006. 7. That the Company and any company which is or becomes a subsidiary of the Company during the period to which this resolution relates be generally authorised to: (a) make donations to political parties and/or independent election candidates; (b) make donations to political organisations other than political parties; and (c) incur political expenditure during the period commencing on the date of this resolution and ending on the date of the Company’s next Annual General Meeting, provided that in each case the total amount of all such donations and expenditure made by all companies to which this authority relates shall not exceed in aggregate US$250,000. This authority shall expire at the end of the next Annual General Meeting of the Company after the date on which this resolution is passed (or, if earlier, at the close of business on 27 July 2024). Any terms used in this resolution which are defined in Part 14 of the Companies Act 2006 shall bear the same meaning for the purposes of this resolution. 8. That: (a) the Directors be generally and unconditionally authorised pursuant to section 551 of the Companies Act 2006 to: (i) allot shares in the Company, and to grant rights to subscribe for or to convert any security into shares in the Company: (A) up to an aggregate nominal amount of US$129,140,524; and (B) comprising equity securities (as defined in the Companies Act 2006) up to an aggregate nominal amount of US$258,281,048 (including within such limit the nominal value of any shares allotted or in respect of which rights are granted under paragraph (A) above) in connection with an offer by way of a rights issue: 'DWHRIƮUVWDSSRLQWPHQWRUHOHFWLRQWRWKH%RDUG AstraZeneca PLC Registered No. 2723534 1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge, CB2 0AA 8 25_Notice_of_AGM_v34.indd 8 08/03/2023 15:25

(I) to holders of ordinary shares in proportion (as nearly as may be practicable) to their existing holdings; and (II) to people who are holders of other equity securities if this is required by the rights of those securities or, if the Directors consider it necessary, as permitted by the rights of those securities; and so that the Directors may impose any limits or restrictions and make any arrangements which they consider necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter, for a period expiring (unless previously renewed, varied or revoked by the Company in general meeting) at the end of the next Annual General Meeting of the Company after the date on which this resolution is passed (or, if earlier, at the close of business on 27 July 2024); and (ii) make an offer or agreement which would or might require shares to be allotted, or rights to subscribe for or convert any security into shares to be granted, after expiry of this authority and the Directors may allot shares and grant rights in pursuance of that offer or agreement as if this authority had not expired; (b) subject to paragraph (c) below, all existing authorities given to the Directors pursuant to section 551 of the Companies Act 2006 be revoked by this resolution; and (c) paragraph (b) above shall be without prejudice to the continuing authority of the Directors to allot shares, or grant rights to subscribe for or convert any security into shares, pursuant to an offer or agreement made by the Company before the expiry of the authority pursuant to which such offer or agreement was made. Special resolutions 9. That subject to the passing of Resolution 8, as set out in the Notice of AGM of the Company convened for 27 April 2023, and in place of all existing powers, the Directors be generally empowered pursuant to section 570 and section 573 of the Companies Act 2006 to allot equity securities (as defined in the Companies Act 2006) for cash, pursuant to the authority conferred by Resolution 8 in the Notice of AGM as if section 561(1) of the Companies Act 2006 did not apply to the allotment. This power: (a) expires (unless previously renewed, varied or revoked by the Company in general meeting) at the end of the next Annual General Meeting of the Company after the date on which this resolution is passed (or, if earlier, at the close of business on 27 July 2024), but the Company may make an offer or agreement which would or might require equity securities to be allotted after expiry of this power and the Directors may allot equity securities in pursuance of that offer or agreement as if this power had not expired; (b) shall be limited to: (i) the allotment of equity securities in connection with an offer of equity securities (but in the case of the authority granted under Resolution 8(a)(i)(B), by way of a rights issue only): (A) to the holders of ordinary shares in proportion (as nearly as may be practicable) to their existing holdings; and (B) to people who are holders of other equity securities, if this is required by the rights of those securities or, if the Directors consider it necessary, as permitted by the rights of those securities, and so that the Directors may impose any limits or restrictions and make any arrangements which they consider necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter arising in connection with such offer; (ii) in the case of the authority granted under Resolution 8(a)(i)(A) the allotment of equity securities otherwise than pursuant to paragraph (b)(i) above and paragraph (b)(iii) below up to an aggregate nominal amount of US$38,746,031; and (iii) when any allotment of equity securities is or has been made pursuant to paragraph (b)(ii) above (a paragraph 9(b)(ii) allotment), the allotment of additional equity securities (also pursuant to the authority given under Resolution 8(a)(i) (A)) up to an aggregate nominal amount equal to 20% of the nominal amount of that paragraph 9(b)(ii) allotment, provided that any allotment pursuant to this paragraph (b)(iii) is for the purposes of a follow-on offer determined by the Directors to be of a kind contemplated by paragraph 3 of Part 2B of the Pre-Emption Group’s 2022 Statement of Principles on Disapplying Pre-Emption Rights; and (c) applies in relation to a sale of shares which is an allotment of equity securities by virtue of section 560(3) of the Companies Act 2006 as if in the first paragraph of this resolution the words ‘pursuant to the authority conferred by Resolution 8 in the Notice of AGM’ were omitted. 10. That subject to the passing of Resolution 8, as set out in the Notice of AGM of the Company convened for 27 April 2023, and in addition to any power given to them pursuant to Resolution 9 in the Notice of AGM, the Directors be generally empowered pursuant to section 570 and section 573 of the Companies Act 2006 to allot equity securities (as defined in the Companies Act 2006) for cash, pursuant to the authority conferred by Resolution 8 in the Notice of AGM as if section 561(1) of the Companies Act 2006 did not apply to the allotment. This power: (a) expires (unless previously renewed, varied or revoked by the Company in general meeting) at the end of the next Annual General Meeting of the Company after the date on which this resolution is passed (or, if earlier, at the close of business on 27 July 2024), but the Company may make an offer or agreement which would or might require equity securities to be allotted after expiry of this power and the Directors may allot equity securities in pursuance of that offer or agreement as if this power had not expired; 9 Notice of Annual General Meeting 2023 and Shareholders’ Circular Notice of Annual General Meeting 2023 and Shareholders’ Circular continued 25_Notice_of_AGM_v34.indd 9 08/03/2023 15:25

(b) in the case of the authority granted under Resolution 8(a)(i)(A) shall be limited to: (i) the allotment of equity securities (otherwise than pursuant to paragraph (b)(ii) below) up to an aggregate nominal amount of US$38,746,031, provided that the allotment is for the purposes of financing (or refinancing, if the power is used within twelve months of the original transaction) a transaction which the Directors determine to be an acquisition or specified capital investment of a kind contemplated by the Pre-Emption Group’s 2022 Statement of Principles on Disapplying Pre-Emption Rights; and (ii) when any allotment of equity securities is or has been made pursuant to paragraph (b)(i) above (a paragraph 10(b)(i) allotment), the allotment of equity securities up to an aggregate nominal amount equal to 20% of the nominal amount of that paragraph 10(b)(i) allotment, provided that any allotment pursuant to this paragraph (b)(ii) is for the purposes of a follow-on offer determined by the Directors to be of a kind contemplated by paragraph 3 of Part 2B of the Pre-Emption Group’s 2022 Statement of Principles on Disapplying Pre-Emption Rights; and (c) applies in relation to a sale of shares which is an allotment of equity securities by virtue of section 560(3) of the Companies Act 2006 as if in the first paragraph of this resolution the words ‘pursuant to the authority conferred by Resolution 8 in the Notice of AGM’ were omitted. 11. That the Company be unconditionally and generally authorised to make market purchases (within the meaning of section 693(4) of the Companies Act 2006) of its ordinary shares of US$0.25 each in the capital of the Company provided that: (a) the maximum number of ordinary shares which may be purchased is 154,984,127; (b) the minimum price (exclusive of expenses) which may be paid for each ordinary share is US$0.25; and (c) the maximum price (exclusive of expenses) which may be paid for each ordinary share is the higher of: (i) an amount equal to 105% of the average of the middle market quotations for an ordinary share of the Company as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the ordinary share is contracted to be purchased; and (ii) an amount equal to the higher of the price of the last independent trade of an ordinary share and the highest current independent bid for an ordinary share as derived from the London Stock Exchange trading service SETS. This authority shall expire at the conclusion of the Annual General Meeting of the Company held in 2024 or, if earlier, at the close of business on 27 July 2024 (except in relation to the purchase of shares the contract for which was concluded before the expiry of such authority and which might be executed wholly or partly after such expiry). 12. That a general meeting other than an Annual General Meeting may be called on not less than 14 clear days’ notice. 13. That with immediate effect the Articles of Association produced to the AGM and initialled by the Chair of the AGM for the purpose of identification be adopted as the Articles of Association of the Company in substitution for, and to the exclusion of, the current Articles of Association. By order of the Board: A C N Kemp Company Secretary AstraZeneca PLC Registered in England No. 2723534 5HJLVWHUHG2ƫFH)UDQFLV&ULFN$YHQXH Cambridge Biomedical Campus, Cambridge CB2 0AA 7 March 2023 AstraZeneca PLC Registered No. 2723534 1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge, CB2 0AA 10 25_Notice_of_AGM_v34.indd 10 08/03/2023 15:25

General Notes Registration of shareholder questions We encourage shareholders to register any questions they may have for the Board in advance of the AGM. You would still be welcome to ask a question at the AGM as usual if you attend in person, whether or not you have registered your question in advance. However, by registering your question in advance, you will help the Board to provide you with a comprehensive answer and you may also choose to receive a written response to your question or have it put to the Board during the meeting, if you are unable or do not wish to attend the AGM in person. Please register questions at www.astrazeneca.com/agm by close of business on Monday 24 April 2023. Webcast of AGM proceedings Shareholders who are unable or do not wish to attend the AGM in person would be welcome to watch the webcast of the meeting that will be accessible via the Company’s website, www.astrazeneca.com/agm. Security at the AGM We take the safety of our shareholders and the security of the AGM very seriously. As usual, we will implement a range of security measures at the AGM, based on a thorough assessment of potential risks. We kindly request that everybody entering the AGM meeting room allows their bag or briefcase to be searched. If you are happy to allow a search, you will be welcome to take your bag or briefcase into the meeting room with you. Otherwise, we will politely require you to leave it in the cloakroom for the duration of the meeting. Please note that any bags larger than a briefcase or handbag will be required to be left in the cloakroom. For the safety and security of our shareholders, photography and filming will not be permitted in the AGM meeting room. Entitlement to attend and vote Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, only holders of ordinary shares entered in the register of members of the Company by 6.30pm (BST) on 25 April 2023 (or their duly appointed proxies), or if this meeting is adjourned, in the register of members by 6.30pm (BST) two days prior to any adjourned meeting, are entitled to attend or vote at the AGM in respect of the number of ordinary shares registered in their name at that time. Changes to the entries in the register of members after 6.30pm (BST) on 25 April 2023, or if this meeting is adjourned, in the register of members after 6.30pm (BST) two days prior to any adjourned meeting, shall be disregarded in determining the rights of any person to attend or vote at the AGM. Entitlement to appoint proxies A registered member of the Company may appoint one or more proxies (who need not be a member of the Company) to exercise all or any of his or her rights to attend and to speak and vote at a meeting of the Company provided that each proxy is appointed to exercise the rights attached to a different share or shares held by him or her. A member may only appoint a proxy by: > going to the Shareview website, www.shareview.co.uk; > if you are a user of the CREST system (including CREST Personal Members), having an appropriate CREST message transmitted; or > completing and returning the form(s) of Proxy accompanying this Notice. You may not use any electronic address provided in this Notice of AGM to communicate with the Company for any purposes other than those expressly stated. Deadline for receipt of Proxy Form To be effective, the Proxy Form (or electronic appointment of a proxy) must be received by the Company’s registrar, Equiniti Registrars, not later than 2.30pm (BST) on 25 April 2023, or if this AGM is adjourned, not less than 48 hours before the time for holding such adjourned meeting. Appointment of proxies through Sharevote and Shareview websites Shareholders who would prefer to register the appointment of their proxy electronically via the internet can do so through the Sharevote website, www.sharevote.co.uk using their personal Authentication Reference Number (this is the series of numbers printed under the headings Voting ID, Task ID and Shareholder Reference Number on the Proxy Form or Voting Instruction Card). Alternatively, shareholders who have already registered with Equiniti Registrars’ online portfolio service, Shareview, can appoint their proxy electronically by logging on to their portfolio at www.shareview.co.uk by using their usual user ID and password. Once logged in, simply click ‘view’ on the ‘My Investments’ page, click on the link to vote and then follow the on screen instructions. Full details and instructions on these electronic proxy facilities are given on the respective websites. Appointment of proxies through CREST CREST members who wish to appoint a proxy or proxies for the AGM, including any adjournment(s) thereof, through the CREST electronic proxy appointment service may do so by using the procedures described in the CREST Manual on the Euroclear website, www.euroclear.com. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s) who will be able to take the appropriate action on their behalf. Notice of Annual General Meeting 2023 and Shareholders’ Circular continued 11 Notice of Annual General Meeting 2023 and Shareholders’ Circular 25_Notice_of_AGM_v34.indd 11 08/03/2023 15:25

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (CREST Proxy Instruction) must be properly authenticated in accordance with Euroclear UK & Ireland Limited’s specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it relates to the appointment of a proxy or to an amendment to the instruction given for a previously appointed proxy, must, in order to be valid, be transmitted so as to be received by Equiniti Registrars (ID RA19) by the latest time for receipt of proxy appointments specified above. For this purpose, the time of receipt will be taken to be the time (as determined by the time stamp applied to the message by the CREST Applications Host) from which Equiniti Registrars is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instructions to a proxy appointed through CREST should be communicated to the proxy through other means. CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his or her CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service provider(s) are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings. The Company may treat a CREST Proxy Instruction as invalid in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001. Holders of ordinary shares in the AstraZeneca Nominee Service Holders of ordinary shares in the AstraZeneca Nominee Service who wish to vote must submit voting instructions ahead of the AGM and sign and return the Voting Form, in accordance with the instructions included on the Voting Form. Alternatively, holders may submit instructions electronically via the Sharevote website, www.sharevote.co.uk, or, for holders that have registered with Equiniti Registrars’ online portfolio service, via the Shareview website, www.shareview.co.uk. Full details and instructions are given on each of the websites. The deadline for the receipt of the Voting Form and electronic voting instructions is 2.30pm (BST) on 24 April 2023, or if this meeting is adjourned, 72 business hours prior to any adjourned meeting. Appointment of corporate representatives Any corporation which is a member can appoint one or more corporate representatives who may exercise on its behalf all of its powers as a member provided that if two or more representatives purport to vote in respect of the same shares: > If they purport to exercise the power in the same way as each other, the power is treated as exercised in that way; and > In other cases, the power is treated as not exercised. Nominated Persons Any person to whom this Notice of AGM is sent who is a person nominated under section 146 of the Companies Act 2006 to enjoy information rights (Nominated Person) may have a right, under an agreement between him or her and the shareholder by whom he or she was nominated, to be appointed (or to have someone else appointed) as a proxy for the AGM. If a Nominated Person has no such proxy appointment right or does not wish to exercise it, he or she may, under any such agreement, have a right to give instructions to the shareholder as to the exercise of voting rights. The statement of the rights of shareholders in relation to the appointment of proxies above does not apply to Nominated Persons. The rights described above can only be exercised by shareholders of the Company. Poll voting All resolutions will be put to a poll vote. This means that the votes of all shareholders who submit a Proxy Form in advance of the meeting are counted. Members’ requests under section 527 of the Companies Act 2006 Under section 527 of the Companies Act 2006, members meeting the threshold requirements set out in that section have the right to require the Company to publish a statement on a website setting out any matter relating to: (i) the audit of the Company’s accounts (including the auditor’s report and the conduct of the audit) that are to be laid before the AGM; and/or (ii) any circumstance connected with an auditor of the Company ceasing to hold office since the last Annual General Meeting. The Company may not require the shareholders requesting any such website publication to pay its expenses in complying with sections 527 or 528 of the Companies Act 2006. Where the Company is required to place a statement on a website under section 527 of the Companies Act 2006, it must forward the statement to the Company’s auditor not later than the time when it makes the statement available on the website. The business which may be dealt with at the AGM includes any statement that the Company has been required under section 527 of the Companies Act 2006 to publish on a website. Members’ rights to ask questions Any member attending the meeting has the right to ask questions. The Company must cause to be answered any such question relating to the business being dealt with at the meeting but no such answer need be given if: (i) to do so would interfere unduly with the preparation for the meeting or involve the disclosure of confidential information; (ii) the answer has already been given on a website in the form of an answer to a question; or (iii) it is undesirable in the interests of the Company or the good order of the meeting that the question be answered. ‘Registration of shareholder questions’ on page 11 of this Shareholders’ Circular provides more details about registering questions in advance of the AGM. AstraZeneca PLC Registered No. 2723534 1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge, CB2 0AA 12 25_Notice_of_AGM_v34.indd 12 08/03/2023 15:25

Documents available for inspection The following may be inspected during business hours at the Company’s registered office and at the offices of Freshfields Bruckhaus Deringer LLP at 100 Bishopsgate London EC2P 2SR until the conclusion of the AGM: (1) a statement of the interests and transactions of Directors and their connected persons in the share capital of the Company and any of its subsidiaries; (2) the Annual Report and Form 20-F Information 2022, and; (3) a copy of the Current Articles and the New Articles proposed for adoption under Resolution 13. The above will also on the day of the AGM be available for inspection at the Leonardo Royal Hotel London Tower Bridge, 45 Prescot Street, London, E1 8GP from 2.15pm (BST) until the conclusion of the AGM. Copies of this Shareholders’ Circular and the New Articles will be available for inspection on the National Storage Mechanism at https://data.fca.org.uk/#/nsm/ nationalstoragemechanism from the date of publication of this Notice of AGM and Shareholders’ Circular. Total voting rights At 6 March 2023 (being the last practicable date prior to the publication of this Notice of AGM), the Company’s issued share capital consisted of 1,549,841,278 ordinary shares, carrying one vote each. Therefore, the total voting rights of the Company at 6 March 2023 were 1,549,841,278. Voting results The results of the voting at the AGM will be announced through a Regulatory Information Service and will appear on our website, www.astrazeneca.com as soon as reasonably practicable following the conclusion of the AGM. Updated information Updates to certain items of information in the Company’s Annual Report and Form 20-F Information 2022 are provided below to provide more up to date figures following the publication of the Annual Report: > On 6 March 2023, the proportion of ordinary shares represented by American Depositary Receipts (ADRs) was 19.2% of the ordinary share capital of the Company in issue on that date. > On 6 March 2023, the number of registered holders of ordinary shares was 68,187 (of which 624 were in the US) and the number of record holders of ADRs on the same date was 1,651 (of which 1,634 were in the US). > On 6 March 2023, there were options outstanding to subscribe over 1,111,338 ordinary shares of the Company, with subscription prices in the range of 3597-9064 pence (weighted average subscription price 7145 pence) and normal expiry dates from 2022 – 2028. > In the period between 31 December 2022 and 6 March 2023, being the last practicable date prior to the publication of this Notice of AGM, the following transactions in the Company’s shares have taken place by Directors of the Company: (a) on 9 February 2023, an award of the Company’s ordinary shares of $0.25 each (Ordinary Shares) under the AstraZeneca Investment Plan vested to Pascal Soriot. Following the reinvestment of dividends accrued during the performance and holding periods and the withholding of shares to satisfy certain tax obligations arising on vesting, Mr Soriot acquired 15,187 Ordinary Shares. (b) on 9 February 2023 certain awards of the Company’s Ordinary Shares and the Company’s American Depositary Shares (ADSs) vested to Dr Aradhana Sarin. Each ADS represents one half of an Ordinary Share. Following the reinvestment of dividends and the withholding of shares and ADSs to satisfy certain tax obligations arising on vesting, Dr Sarin acquired 29,362 ADSs and 7,514 Ordinary Shares. (c) on 17 February 2023, Dr Aradhana Sarin ceased to be beneficially interested in 200 ADSs of the Company, following the gift of those shares to charity for nil consideration. Each ADS represents one half of an Ordinary Share. (d) on 4 March 2023, an award of 100,256 Ordinary Shares was granted to Pascal Soriot under the AstraZeneca Performance Share Plan (AZPSP) and the AstraZeneca Deferred Bonus Plan (AZDBP) at an award grant price of £108.21 per Ordinary Share. The AZPSP award is subject to a combination of performance measures, which will be assessed over a three-year performance period, following which the award will be subject to a further two-year holding period. The Ordinary Shares granted under the AZDBP are subject to a three-year holding period. (e) on 4 March 2023, an award of 45,449 Ordinary Shares was granted to Aradhana Sarin under the AZPSP and the AZDBP at an award grant price of £108.21 per Ordinary Share. The AZPSP award is subject to a combination of performance measures, which will be assessed over a three-year performance period, following which the award will be subject to a further two-year holding period. The Ordinary Shares granted under the AZDBP are subject to a three-year holding period. (f) on 6 March 2023, an award of Ordinary Shares vested under the AZDBP to Pascal Soriot. Following the reinvestment of dividends accrued during the deferral period, and the withholding of shares to satisfy certain tax obligations arising on vesting, Mr Soriot acquired 8,853 Ordinary Shares. Notice of Annual General Meeting 2023 and Shareholders’ Circular continued 13 Notice of Annual General Meeting 2023 and Shareholders’ Circular 25_Notice_of_AGM_v34.indd 13 08/03/2023 15:25

AstraZeneca PLC Registered No. 2723534 1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge, CB2 0AA 14 25_Notice_of_AGM_v34.indd 14 08/03/2023 15:25

5HJLVWHUHGRƱFHDQG FRUSRUDWHKHDGTXDUWHUV AstraZeneca PLC 1 Francis Crick Avenue Cambridge Biomedical Campus Cambridge CB2 0AA UK Tel: +44 (0)20 3749 5000 A copy of this Notice of AGM, and other information required by section 311A of the Companies Act 2006, is available online at www.astrazeneca.com/noticeofmeeting2023. ,QYHVWRUUHODWLRQV www.astrazeneca.com/investors irteam@astrazeneca.com Tel (UK): +44 (0)20 3749 5824 Tel (toll free in the US): +1 (866) 381 7277 2UGLQDU\6KDUH5HJLVWUDU Equiniti Aspect House Spencer Road Lancing West Sussex BN99 6DA UK Tel: (freephone in the UK) +44 (0)800 389 1580 6ZHGLVK&HQWUDO6HFXULWLHV'HSRVLWRU\ Euroclear Sweden AB PO Box 191 SE-101 23 Stockholm Sweden Tel: +46 (0)8 402 9000 86'HSRVLWDU\ Deutsche Bank Trust Company Americas c/o American Stock Transfer and Trust Co 6201 15th Avenue Brooklyn NY 11219 USA Tel: (toll free in the US) 888 697 8018 Outside the US: +1 718 921 8137 25_Notice_of_AGM_v34.indd 15 08/03/2023 15:25

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 22 March, 2023	By:	/s/ Adrian Kemp
	Name:	Adrian Kemp
	Title:	Company Secretary